UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

18 October 2004

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

October 18, 2004

Contact: Blue Square-Israel Ltd. Iris Penso
General Counsel & Corporate Secretary Telephone: 972-3-9282670
Fax: Email:	972-3-9282498 irisp@coop.co.il

BLUE SQUARE ISRAEL LTD. – RATING REPORT

ROSH HAAYIN, Israel, October 18, 2004 Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that it has received from Maalot, an Israeli rating company (strategic partner of S&P), a rating report of the debentures issued by Blue Square on August 2003.

Enclosed is the rating report.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 165 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il .

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2003.

THE ISRAEL SECURITIES RATING CO. LTD. Affiliation of Standard & PooR’s
MAALOT

18 October 2004

PRESS RELEASE

BLUE SQUARE – ISRAEL LTD.

Maalot – the Israeli rating company, reiterated its (AA) rating for Blue Square Israel’s debentures.

We wish to emphasize that the credit rating is based, inter alia, on the decision taken by the Board of Directors of the Company on July 30, 2003, according to which the Company would not make distributions in quarters in which it did not comply with the limitations that are set forth below:

1) Between the date of issuance and June 2006, the Company will keep a ratio of A/B<3.5and from this date the Company will keep a ration of A/B<3 (where A = Total financial debt + Dividend payable + Balances of customers sold at a discount – Cash and cash equivalents) and B = cumulative EBITDA1 (earnings before income and taxes, depreciation and amortization) in the past four quarters.

2) [(Net book value of fixed assets, net, not pledged)/ Total financial debt that is not secured by specific liens + Dividend payable + Balances of customers sold at a discount – Cash and cash equivalents)]>120%.

The financial ratios will be calculated on the basis of the consolidated financial statements as long as the Company’s shareholding percentage in Blue Square Properties exceeds 75%. In the event that the Company’s shareholding In Blue Square Properties falls to 75% or less, the financial ratios will be calculated according to the proportional consolidation of the data of the subsidiary, Blue Square Properties (and not by full consolidation), in order to prevent any deviation as a result of a material change in the shareholding percentage in Blue Square Properties.

The change in the decision of the Company’s Board of Directors, as stated above, is likely to lead to a change in the credit rating by Maalot.

ATTACHED HEREWITH ARE THE MAIN CONSIDERATIONS FOR THE RATING.
Registration for the Subscribers’ Club is possible on the Maalot Internet site:
www.maalot.co.il

[1]Operating profit (after canceling non-recurring items) – depreciation and amortization that were deducted from the operating profit only.

THE ISRAEL SECURITIES RATING CO. LTD. Affiliation of Standard & PooR’s
MAALOT

BLUE SQUARE – ISRAEL LTD.

R A T I N G

SERIES A	AA
SERIES B	AA

COMPANY ANALYST
Tali Moran

October 2004

Maalot’s ratings are based on information received from the Company and from other sources which Maalot deems reliable. Maalot does not audit the information it receives, nor does it verify the accuracy or completeness thereof.

The ratings may vary as a result of changes in the information that is received, or for other reasons. The rating should not be seen as an opinion on the price of the securities in the primary or secondary market.

The rating should not be seen as an opinion on the viability of buying, selling or holding any security.

All the rights are reserved to Maalot. This Abstract may not be reproduced or photocopied and no commercial use shall be made thereof without the consent of Maalot, with the exception of quoting it for professional purposes only, while specifying the source.

THE ISRAEL SECURITIES RATING CO. LTD. Affiliation of Standard & PooR’s
MAALOT

1. DEBENTURES

Series rating	Name of series	Series type	Date of issuance	Balance sheet value as of June 30, 2004 (NIS in millions)	Linkage basis	Rate of interest	Date of redemption of balance of principal[2]
AA	Series A	Non- convertible	August 2003	200,000	CPI	5.9%	05.08.2012 05.08.2013 05.08.2014
AA	Series B	Convertible	August 2003	190,517	CPI	5.9%	05.08.2007 05.08.2009 05.08.2011

2. GENERAL

Blue Square Israel Ltd. (hereinafter, “Blue Square” or “the Company”) is engaged, by itself and through its subsidiary, Blue Square Chain Investments & Properties Ltd.3, in retail marketing through a chain of 164 supermarket branches (approximately 300 thousand square meters, as of September 2004) in three main formats – the discount format “Mega”, the neighbourhood format “Super Centre” and the format for the ultra-Orthodox sector, “Shefa-Shuk”. In June 2003, the Bronfman Alon Group (hereinafter, “the controlling shareholders”) acquired control in Blue Square for consideration of NIS 1,337 million. The new controlling shareholders in Blue Square instilled in the Company a financial strategy, pursuant to which the Company paid dividends in an amount higher than in the past in order to finance, inter alia, the repayment of some of the loans of the controlling shareholders. From August 2003, the Company paid out dividends totalling NIS 550 million. The Company’s management is exploring the possibility of making a further distribution of NIS 70 million out of capital reserves which derived from a number of transactions with the former controlling shareholder in the Company4, in addition to NIS 20 million from retained earnings. In the foreseeable future, the Company intends to continue to make further distributions out of its current profits, just as long as financial strength is maintained.

We wish to emphasize that the credit rating is based, inter alia, on the decision taken by the Board of Directors of the Company on July 30, 2003, according to which the Company would not make distributions in quarters in which it did not comply with the limitations that are set forth below:

1) Between the date of issuance and June 2006, the Company will keep a ratio of A/B<3.5and from this date the Company will keep a ration of A/B<3 (where A = Total financial debt + Dividend payable + Balances of customers sold at a discount – Cash and cash equivalents) and B = cumulative EBITDA5 (earnings before income and taxes, depreciation and amortization) in the past four quarters. (As of June 30, 2004, the ratio stood at 2.68).

2) [(Net book value of fixed assets, net, not pledged)/ Total financial debt that is not secured by specific liens + Dividend payable + Balances of customers sold at a discount – Cash and cash equivalents)]>120%. (As of June 30, 2004, the percentage was 207%.)

The financial ratios will be calculated on the basis of the consolidated financial statements as long as the Company’s shareholding percentage in Blue Square Properties exceeds 75%. In the event that the Company’s shareholding In Blue Square Properties falls to 75% or less, the financial ratios will be calculated according to the proportional consolidation of the data of the subsidiary, Blue Square Properties (and not by full consolidation), in order to prevent any deviation as a result of a material change in the shareholding percentage in Blue Square Properties.

The change in the decision of the Company’s Board of Directors, as stated above, is likely to lead to a change in the credit rating by Maalot.

2 In Series A, there is an option for early redemption in 2006, 2008 and 2010
3 Held at a rate of 80.73%.
4 The main transaction is as follows: On December 2, 1998, Blue Square Chain Investments & Properties Ltd. sold all of its holdings (79.65%) in Hamashbir Latzarchan Israel Ltd. The capital gain arising from the sale, net of taxes on income, amounted to NIS 80 million, which was transferred to a capital reserve. The Company holds 80.73% of Blue Square Chain Investments & Properties Ltd.
5 Operating profit (after canceling non-recurring items) – depreciation and amortization that were deducted from the operating profit only.

THE ISRAEL SECURITIES RATING CO. LTD. Affiliation of Standard & PooR’s
MAALOT

3. MAIN CONSIDERATIONS FOR RATING

The credit rating of Blue Square reflects a leading business status and higher financial strengths than the average (that gains strength as a consequence of the financial restrictions imposed on the Company), against a backdrop of increasing competition in the industry and the erosion of demand against the background of the continuing recession in the economy.

Following years of increase in the market share of the three largest marketing chains in Israel (Super-Sal, Blue Square and Club Market), in recent years, there has been a certain erosion in their market share, mainly, as a result of the massive opening of private discount stores operating in specific locations throughout the country. Private discount stores include “soft discounters” (such as, Hatzi Hinam and Rami Levi), “heavy discounters” (such as, Haviv and Victory) and niche players, (such as Tiv Taam, which appeals mainly to the population sector that does not observe Jewish kosher restrictions). A large proportion of the private discount stores have established high market shares in their area of activity, utilizing their relative advantages (reduced staffing, cheap labour force, low rent) in the area in which they enjoy increasing popularity resulting from the continuing influence of the recession on the taste of the consuming public. Additional factors that have led to the erosion of the market shares of the large chains are the opening up of stores that operate on Saturdays (for example, Tiv Taam, Maadanei Manaya, Stop Market and stores in petrol filling station, etc.) and neighbourhood shops that stay open 24 hours per day.On the basis of industry assessment, in 2003, the market share of the three largest marketing chains fell to around 49%, compared to 51.7% in 2002 and 55.5% in 2001.

In recent years, the Antitrust Commissioner has carried out an investigation, which revealed various trading practices, by virtue of which free competition in the marketing chain industry and competition between food suppliers was being impaired. The Commissioner issued a position paper for consideration by the public. The document included, among other things: a prohibition on food suppliers to make arrangements with the chain on the number of competitors whose products would be sold in the chain and a prohibition on making payments to the chain or giving it a discount in exchange for excluding a competitor from the shelf; consideration for a system of bonuses common with most of the suppliers; the transfer of arranging the shelf from the large suppliers to the chains, etc. Various bodies, including Blue Square, have conveyed their reaction to the aforesaid position paper, but the Commissioner has yet to respond to these comments. The Commissioner’s final conclusions with regard to the investigation have yet to be published, and the related operative decisions have yet to be made. Maalot is currently unable to assess the impact on the marketing chains, in general, and on the Blue Square chain, in particular, in the light of Commissioner’s decisions.

Blue Square has responded to the trends in the industry by means of a number of main moves:

1) An increase in the scope of discount stores – In recent years, the Company has taken steps to expand the format of the “Mega” Discount store by opening new branches and the conversion of existing branches. The Company has also converted a number of branches to the Shefa Shuk chain, offering the ultra-Orthodox a range of products with special rabbinical supervision and at low prices. In future years, a decrease in the number of conversions of existing branches is anticipated, with the opening of new branches to be made, mainly for expansion purposes. During 2003, the discount chain Mega accounted for more than half of the Company’s sales, and its sales-per-square-meter figure is higher than that of the other formats.

2) Consolidation of formats – In order to focus the Company’s marketing efforts and create a segregation between the various retail formats.

3) Closure of loss-making stores – During 2002, 2003 and the first half of 2004, the Company closed 28 branches. The Company is expected to continue closing loss-making stores.

4) Improving operating flexibility – Over recent years, the Company has taken steps to improve its operating flexibility in the following ways: renting properties instead of purchasing new properties; reducing the number of employees; improving terms of trade vis-à-vis the suppliers and reducing operating expenses, such as security and cleaning.

THE ISRAEL SECURITIES RATING CO. LTD. Affiliation of Standard & PooR’s
MAALOT

There actions have reduced, somewhat, the effects of the recession on the Company’s results. In 2003, the Company’s revenues amounted to NIS 5.2 billion, an erosion of some 5% compared to 2002, due mainly to: the strengthening of competition in the industry, the continuing recession in the Israeli economy and the closure of stores. Sales per square metre have eroded during this period by some 7%, compared to 2002 and same store sales have fallen by some 11.2%. In the first half of 2004, there was a marked improved in the Company’s performance. During this period, the Company’s revenues increased by approximately 3%, compared to the corresponding period in the previous year, amounting to NIS 2.6 billion. This increase reflects the positive trend in the food market and an increase in the Company’s selling space, even though it also reflects the relatively low sales revenue in the first half of 2003, as a result of the expected attack on Iraq. In spite of the increase in sales, the level of sales per square metre continued to erode, in this period, by approximately 1%, compared to the first half of 2003, and the volume of same store sales fell by approximately 2.5% (notwithstanding the aforesaid, the erosion was lower compared to previous years). In the first half of 2004, the Company opened 4 new branches and closed 3, increasing overall selling space by 6,300 square metres.. The Company has converted 2 branches to “Mega”, 5 branches to “Shefa-Shuk” and 11 branches to “Super Centre”, all this as part of the trend to consolidate the formats in the Company. During this period, the Company has continued to retain stable gross profit percentages (in excess of 26%), despite the penetration of the discount stores and erosion of prices in the industry. Maalot believes that the above stems mainly to its ability to improve the purchasing terms with suppliers. Maalot estimates that the trend of improvement in the Company’s purchasing terms is close to its limit (particularly in the short term) and that an additional increase in the market share of the competing discount stores will be reflected in the erosion of gross profit margins.

Since 2002, there has been a considerable reduction in the Company’s selling, marketing, general and administrative costs due to the implementation of efficiency programs, consisting mainly of branch closures and reductions in the labour force at the Company headquarters and branches. The effect of this was somewhat offset by an increase in the costs of security, electricity, insurance and municipal rates. In the first half of 2004, the Company posted an operating profit percentage of 4.1%, compared to 3.2% in the corresponding period in the previous year. The Company’s EBITDA flows increase to NIS 178 million and approximately 6.8% of the revenues in the first half of 2004, compared to NIS 152 million and approximately 6% of revenues in the corresponding period in the previous year. The above improved the EBITDA to Cap yield (in annual terms) to approximately 18.1% in this six-month period, compared 15.3% in the corresponding period of 2003. The Company recorded net income totalling NIS 33.9 million in the first half of 2004, 1.3% of revenues, compared to a net loss of NIS 12.3 million in the corresponding period last year. Maalot assesses the Company’s profitability as better than average.

From the end of 2002 until the end of the first half of 2004, the Company’s shareholders’ equity fell by NIS 573 million, due primarily to the distribution of dividends. During this period, the Company increased its financial liabilities by NIS 369 million. The issuance of debentures and the increase in the Company’s liabilities raised the Company’s leverage ratio to 53.2% at the end of the first half of 2004 (compared to 31% in December 2002).

The Company’s FFO (funds from operations) in 2003 was eroded by NIS 60.5 million to NIS 198.7 million. In the first half of 2004, the Company’s EBITDA and (FFO) increased to NIS 178 million and NIS 124.6 million, respectively, primarily as a result of the positive trend in the food market and an increase in the Company’s selling space. The Company’s coverage ratios were eroded as a result of the growth of the financial debt. At the end of the first half of 2004, the coverage ratio of debt to EBITDA (in annual terms) was 2.9 compared to 1.8 in 2002. The coverage ratio of the financial debt through the FFO (in annual terms) was eroded to 4.2 at the end of the first half of 2004, compared to 2.6 in 2002. With regard to the decisions of the board of directors restricting the distribution of dividends in accordance with the coverage ration, see the preface to this document.

Maalot assesses the Company’s liquidity and its financial flexibility as very high, due to the amount of assets that are not subject to liens and its high balance of trade receivables (most of which are paid by credit cards).